Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367 818-676-6000 800-291-6911 www.healthnet.com

October 11, 2013

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Net, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed July 29, 2013 File No. 001-12718

Dear Mr. Rosenberg:

This letter responds to the comment letter dated September 13, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the above-referenced filings of Health Net, Inc. (the “Company”). For the convenience of the Staff, the Company has reproduced the Staff’s comments in bold type and has followed each comment with the Company’s response.

Form 10-Q for the quarterly period ended June 30, 2013

Notes to the Financial Statements

2. Significant Accounting Policies

Health Plan Services Health Care Cost, page 9

1.	You state on pages 9 and 59 that for the three and six months ended June 30, 2013, there were no material reserve developments related to prior years. You state in Exhibit 99.1 of the 8-K filed July 25, 2013 that you had a favorable development of $54 million for the six months ended June 30, 2013. Please provide proposed disclosure to be included in your next 10-Q to clarify the reserve development relating to prior years and the reasons for the development. You state in (c) on page 16 of Exhibit 99.1 of the 8-K that the majority of the adjustments to reserves relate to variables and uncertainties associated with actuarial assumptions. Please clarify in the proposed disclosure what assumptions changed, why the assumptions changed and how it affected your reserve.

Securities and Exchange Commission

October 11, 2013

The Company acknowledges the Staff’s comment with respect to the Company’s disclosure regarding reserve developments related to prior years. As the Staff has indicated, the Company’s disclosure on pages 9 and 59 of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 (the “Q2 10-Q”) states that “there were no material reserve developments related to prior years” for the three and six months ended June 30, 2013. The Company respectfully submits that, as further described below, the disclosure in the Q2 10-Q refers to the impact of reserve developments on the Company’s operating results and financial condition. The Company acknowledges that the rollforward table included on page 16 of Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on July 25, 2013 (the “Q2 Earnings 8-K”) indicates that the Company recorded a reserve adjustment for favorable development related to prior periods of approximately $54 million that reduced current period health care costs. The Company further acknowledges that the Q2 Earnings 8-K states that such adjustments were primarily related to variables and uncertainties associated with actuarial assumptions. The Company respectfully submits that it will include revised disclosure in its future filings as further set forth below in order to clarify the aforementioned statements.

As noted in the Company’s disclosure on pages 9–10 and 58–59 of the Q2 10-Q, the cost of health care services is recognized in the period in which services are provided and includes an estimate of the cost of services that have been incurred but not yet reported (“IBNR”). The Company’s IBNR best estimate also includes a provision for adverse deviation, which is an estimate for known environmental factors that are reasonably likely to affect the required level of IBNR reserves. This provision for adverse deviation is intended to capture the potential adverse development from known environmental factors. As a result, the Company’s IBNR best estimate in a particular period accounts for costs of health care services under an assumption of moderately adverse conditions. The Company consistently applies its IBNR estimation methodology from period to period, and the Company’s IBNR best estimate is made on an accrual basis and adjusted in future periods as required. Any such adjustments to the prior period estimates are included in the current period. As additional information becomes known to the Company, the Company adjusts its assumptions accordingly to change its estimate of IBNR. Therefore, if moderately adverse conditions do not occur, evidenced by more complete claims information in the following period, then the Company’s prior period estimates will be revised downward, resulting in favorable development. However, any favorable prior period reserve development would increase current period net income only to the extent that the current period provision for adverse deviation is less than the benefit recognized from the prior period favorable development. In other words, any favorable development related to prior periods that is recorded in the current period would be offset when the Company establishes its IBNR best estimate for health care costs payable in the current period, which includes the current period provision for adverse deviation. As a result, favorable development related to prior periods that is recorded in the current period does not directly correspond to an increase in the Company’s financial condition or operating results.

With respect to the quarterly period ended June 30, 2013 (“2013 Q2”), the Company determined that its IBNR best estimate related to prior years needed to be revised downward based on more complete claims information received in the current period. This downward revision of the IBNR best estimate related to prior years resulted in the Company recording a

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reduction in health care costs in 2013 Q2. As the Staff has indicated, the Company states in footnote (c) on page 16 of Exhibit 99.1 of the Q2 Earnings 8-K that the adjustment to the reserve that was recorded in 2013 Q2 was primarily related to variables and uncertainties associated with actuarial assumptions. Specifically, the $54 million of favorable development related to prior years set forth on page 16 of the Q2 Earnings 8-K was the result of claims being settled for amounts less than originally estimated, primarily due to the absence of moderately adverse conditions in the most recent months of those prior years. As noted above, the Company’s IBNR best estimate incorporates variables associated with known environmental factors to account for the cost of health care services under an assumption of moderately adverse conditions. As the Company received more complete claims information for prior years, it revised certain assumptions, including the assumption of moderately adverse conditions in the most recent months of those prior years, and recorded favorable development in the current period. However, as indicated above, this favorable development related to prior years was offset when the Company established its current period IBNR best estimate of health care costs payable. As a result, the favorable development related to prior years for the six month period ended June 30, 2013 did not have a material impact on the Company’s operating results or financial condition.

The Company acknowledges the Staff’s request for additional disclosure to clarify the discussion set forth above, including the Company’s reserve developments, the reasons for any reserve developments, any changes in assumptions and the impact of such changes in assumptions on the Company’s reserves. Accordingly, the Company will provide in its future periodic filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, disclosure substantially in the following form (additions or revisions are underlined):

Condensed Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies

Health Plan Services Health Care Cost

The cost of health care services is recognized in the period in which services are provided and includes an estimate of the cost of services that have been incurred but not yet reported. Such costs include payments to primary care physicians, specialists, hospitals and outpatient care facilities, and the costs associated with managing the extent of such care.

Our health care cost can also include from time to time remediation of certain claims as a result of periodic reviews by various regulatory agencies. We estimate the amount of the provision for health care service costs incurred but not yet reported (“IBNR”) in accordance with GAAP and using standard actuarial developmental methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, denied claim activity, expected medical cost inflation, seasonality patterns and changes in membership, among other things.

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Our IBNR best estimate also includes a provision for adverse deviation, which is an estimate for known environmental factors that are reasonably likely to affect the required level of IBNR reserves. This provision for adverse deviation is intended to capture the potential adverse development from known environmental factors such as our entry into new geographical markets, changes in our geographic or product mix, the introduction of new customer populations, variation in benefit utilization, disease outbreaks, changes in provider reimbursement, fluctuations in medical cost trend, variation in claim submission patterns and variation in claims processing speed and payment patterns, changes in technology that provide faster access to claims data or change the speed of adjudication and settlement of claims, variability in claim inventory levels, non-standard claim development, and/or exceptional situations that require judgmental adjustments in setting the reserves for claims.

We consistently apply our IBNR estimation methodology from period to period. Our IBNR best estimate is made on an accrual basis and adjusted in future periods as required. Any adjustments to the prior period estimates are included in the current period. As additional information becomes known to us, we adjust our assumptions accordingly to change our estimate of IBNR. Therefore, if moderately adverse conditions do not occur, evidenced by more complete claims information in the following period, then our prior period estimates will be revised downward, resulting in favorable development. However, any favorable prior period reserve development would increase current period net income only to the extent that the current period provision for adverse deviation is less than the benefit recognized from the prior period favorable development. If moderately adverse conditions occur and are more acute than we estimated, then our prior period estimates will be revised upward, resulting in unfavorable development, which would decrease current period net income. For the nine months ended September 30, 2013, we had $        million in [favorable][unfavorable] reserve developments related to prior years. We believe this [favorable][unfavorable] development for the nine months ended September 30, 2013 was primarily the result of                     . As part of our best estimate for IBNR, the provision for adverse deviation recorded as of September 30, 2013 was $         million. The reserve developments related to prior years for the nine months ended September 30, 2013, when considered together with the provision for adverse deviation recorded as of September 30, 2013, did [not] have a material impact on our operating results or financial condition. For the nine months ended September 30, 2012, we had $32.8 million in unfavorable reserve developments related to prior years. We believe this unfavorable reserve development for the nine months ended September 30, 2012 was primarily due to significant delays in claims submissions for the fourth quarter of 2011 arising from issues related to a new billing format required by the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) coupled with an unanticipated flattening of commercial trends.

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October 11, 2013

The majority of the IBNR reserve balance held at each quarter-end is associated with the most recent months’ incurred services because these are the services for which the fewest claims have been paid. The degree of uncertainty in the estimates of incurred claims is greater for the most recent months’ incurred services. Revised estimates for prior periods are determined in each quarter based on the most recent updates of paid claims for prior periods. Estimates for service costs incurred but not yet reported are subject to the impact of changes in the regulatory environment, economic conditions, changes in claims trends, and numerous other factors. Given the inherent variability of such estimates, the actual liability could differ significantly from the amounts estimated.

In addition, in future filings that present information substantially similar to the rollforward table set forth on page 16 of the Q2 10-Q, the Company will provide, beginning with its Current Report on Form 8-K relating to the Company’s earnings information for the third quarter of 2013, disclosure substantially in the following form (additions or revisions are underlined):

Health Net, Inc.

Reconciliation of Reserves for Claims and Other Settlements

($ in millions)

	Health Plan Services
	YTD 9/2013	FY 2012	FY 2011
Reserves for claims (a), beginning of period	$808.7	$720.8	$727.5

Incurred claims related to:
Current year (f)		4,950.9	4,733.0
Prior years (c)		34.5	(96.5)

Total incurred claims		4,985.4	4,636.5

Paid claims related to:
Current year		4,156.6	4,024.4
Prior years		740.9	618.8

Total paid claims		4,897.5	4,643.2

Reserve for claims (a), end of period		808.7	720.8
Add: Claims payable		91.6	111.0
Other (e)		137.7	80.3

Reserves for claims and other settlements, end of period		$1,038.0	$912.1

(a)	Consists of incurred but not reported claims and received but unprocessed claims and reserves for loss adjustment expenses.
(b)	Includes medical claims only. Capitation, pharmacy and other payments including provider settlements are not included.
(c)

This line represents the change in reserves attributable to the difference between the original estimate of incurred claims for prior years and the revised estimate. Negative amount(s) in this line represent favorable development in estimated prior years’ health care costs. Positive amount(s) in this line represent unfavorable development in estimated prior years’ health care costs. The favorable development related to prior years that was recorded in [the nine months ended September 30, 2013 and in] 2011 resulted from claims being settled for amounts less than originally estimated. [In 2013, this was primarily due to                     .] In 2011, this was primarily due to lower than expected health care cost trends. The favorable developments related to prior years that were recorded in [2013 and ] 2011 do not directly correspond to an increase in our operating results for those periods because any favorable prior period reserve development increases current period net income only to the

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extent that the current period provision for adverse deviation (see footnote (f)) is less than the benefit recognized from the prior period favorable development. The unfavorable development in estimated prior years’ health care costs for 2012 primarily resulted from significant delays in claims submissions for the fourth quarter of 2011 arising from issues related to a new billing format required by HIPAA combined with an unanticipated flattening of commercial trends.
(d)	Includes amount accrued for litigation and regulatory-related expenses.
(e)	Includes accrued capitation, shared risk settlements, provider incentives and other reserve items.
(f)	Our IBNR estimate also includes a provision for adverse deviation, which is an estimate for known environmental factors that are reasonably likely to affect the required level of IBNR reserves. Such amounts were $ million, $53 million and $48 million as of September 30, 2013, December 31, 2012 and December 31, 2011, respectively.

10. State-Sponsored Health Plans Rate Settlement Agreement, page 31

2.	You entered a settlement agreement on November 2, 2012 which indicates that the balance in the deficit account will be adjusted annually and settled in 2019. If an amount exists in the deficit account on December 31, 2019, you will be paid the balance up to a maximum amount. You recorded an amount of $35.4 million in premium revenue for the six months ended June 30, 2013 relating to the amount in the deficit account at December 31, 2012. As it appears that this amount is subject to adjustment through December 31, 2019, please tell us why you believe the amount meets the fixed and determinable criteria for revenue recognition in the six months ended June 30, 2013. Refer to ASC 605-10-S99-1.

The Company acknowledges the Staff’s comment with respect to the Settlement Agreement entered into on November 2, 2012 (the “Agreement”), including the Staff’s comment as to why the Company believes the amounts recorded under the risk sharing provision of the Agreement as of June 30, 2013 meet the fixed and determinable criteria for revenue recognition as described under ASC 605-10-S99-1 (“SAB 13”). The Company respectfully submits that, as noted in SAB Topic 13.A.1. “Revenue Recognition–General”, “[i]f a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied”. As further described below, the Company believes that the amounts recorded in the Company’s financial statements pursuant to the Agreement fall within the scope of the revenue recognition guidance in ASC 944-20-05, Financial Services – Insurance – Insurance Activities – Overview and Background, and that the amounts recorded in the Company’s financial statements as of June 30, 2013, meet the criteria set forth therein.

Background

The Company contracts with the California Department of Health Care Services (“DHCS” or the “Department”) to provide health care services to low-income individuals under the State of California’s Medicaid (“Medi-Cal”) program. Under the Company’s Medi-Cal contracts with DHCS (each a “Contract” and collectively, the “Contracts”), the Company arranges for the provision of a range of medical services to eligible Medi-Cal members and DHCS pays the Company a monthly fee for the provision of these services. The monthly fee paid by DHCS is based on prepaid payment rates that are determined by DHCS and required by federal law to be actuarially sound. Under this arrangement, the Company assumes the risk that

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the cost of providing medical services to eligible Medi-Cal members for a particular period may be greater than the monthly fee received from DHCS for a particular time period. The Company therefore provides a fully insured Medi-Cal product to eligible Medi-Cal members that offers insurance coverage for the medical services provided (i.e., the Contracts are “full-risk”).

The Company and DHCS entered into the Agreement to settle certain historical premium rate disputes between the Company and DHCS. The Agreement, among other things, amended the Company’s existing Contracts to extend them for an additional five years from their then existing expiration dates and included a risk sharing provision that provides for retroactive premium adjustments, which applies to all of the Company’s California state-sponsored health care programs, including those programs covered by the Company’s existing Contracts (e.g., Medi-Cal, Healthy Families, Seniors and Persons with Disabilities) as well as the dual eligibles programs that are currently expected to begin in 2014 and any potential future Medi-Cal expansion populations. These retroactive premium adjustments provide the Company with additional premium amounts from DHCS to the extent the actual margin experienced in the Company’s state-sponsored health programs, including under the Contracts, for an individual year is below an agreed upon target margin of 3.25%. Any such additional premium amounts from DHCS would be decreased to the extent the actual margin experienced for subsequent years under the Company’s state-sponsored health programs, including under the Contracts, is above an agreed upon target margin of 3.25%.

To track these retroactive premium adjustments over time, the Agreement established a Settlement Account (the “Account”) mechanism with a seven year term, which may be extended in certain circumstances by DHCS for up to three, one-year periods (such term as may be extended, the “Term”). The Account is calculated on an annual basis and is subject to a reconciliation and cash settlement at the end of the Term. If the Account has a negative balance at the end of the Term, DHCS is required to pay such amount to the Company. In no event will the aggregate amount paid by DHCS to the Company pursuant to the Agreement exceed $264 million or be less than an alternative minimum amount as defined in the Agreement. If the Account has a positive balance at the end of the Term, no monies will be owed to either DHCS or the Company.

In the event that DHCS terminates a contract covered by the Agreement prior to the expiration of the Term, a partial settlement of the Account would occur at an interim settlement date following such termination. This partial settlement amount would be based on experience to date under all contracts covered by the Agreement and the percentage of that revenue attributable to the terminated contract. In the event that the Company terminates a contract covered by the Agreement prior to the expiration of the Term, no partial settlement shall occur, and the risk sharing provision of the Agreement and the Account would continue to apply with respect to the contracts that have not been terminated.

In accordance with the Agreement, the Account became effective on January 1, 2013. Because the Account was established on January 1, 2013, there was no balance recorded in the Account as of December 31, 2012.

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Applicability and Application of ASC 944

In determining the accounting treatment that applies to the Agreement, the Company referred to the guidance under ASC 450-20-60-14, formerly SFAS No. 5, which states in part that accounting for insurance contracts as insurance activity requires that the contracts provide for indemnification of the insured against loss or liability and represent a transfer of risk from the insured to the insurer. As noted above, the Company provides fully insured products to Medi-Cal members under the Contracts (the Contracts are “full-risk” to the Company), essentially indemnifying these members against insurance losses. Accordingly, the Company respectfully submits that the Contracts are insurance contracts that should be accounted for under the guidance in ASC 944, Financial Services – Insurance.

As further support for this determination, the Company noted that the risk sharing provision of the Agreement provides for a premium adjustment (i.e., changes in cash flows) if the actual margin experienced under the contracts covered by the Agreement is lower than an agreed upon target margin, and additionally noted that these types of retrospective adjustments, or retrospective rating provisions, are specifically contemplated by ASC 944-20-05. For example, paragraph 42 of ASC 944-20-05 states (emphasis added):

[A] retrospective rating provision…provides for at least one of the following based on contract experience: (1) changes in the amount or timing of future contractual cash flows, including premium adjustments, settlement adjustments, or refunds to the ceding entity, or (2) changes in the contract’s future coverage.

The Company acknowledges that ASC 944-20-05 does not apply to insurance contracts that are not multiple-year contracts, and further acknowledges that the Contracts are underwritten annually with a coverage period of one year. However, several other factors suggested that it was more appropriate for the Company to categorize the Contracts and the Agreement taken as a whole as a multiple-year arrangement. For example, the Company has been serving the Medi-Cal population in the State of California for over 15 years (i.e., a long customer relationship period). More importantly, as described above, (i) pursuant to the Agreement, the terms of the Contracts (i.e., customer relationship period) were extended for an additional five years from their then existing expiration dates; (ii) the Account (i.e., the risk sharing provisions of the Agreement) has a seven year term with extension options; and (iii) the risk sharing provisions of the Agreement will apply to certain future relationships between the Company and DHCS, including the dual eligibles programs that are currently expected to begin in 2014 and any potential future Medi-Cal expansion populations. Accordingly, the Company believes that taken as a whole, the Agreement and the contracts covered under the Agreement constitute, in substance, a multiple-year arrangement that should be accounted for under ASC 944-20-05.

In addition, the Company acknowledges that ASC 944-20-05 does not apply to insurance contracts that can be canceled by either party without further obligation. The Company further acknowledges that the contracts covered by the Agreement may be terminated by DHCS prior to the expiration of the Term. However, the Company respectfully submits that any termination of such a contract by DHCS prior to the expiration of the Term does not absolve DHCS of its

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obligations under the Agreement. For example, as described above, in the event that DHCS terminates a contract prior to the expiration of its term, DHCS would be required to effect a partial settlement of the Account at an interim settlement date following such termination. This partial settlement would be based on experience to date under all contracts covered by the Agreement and the percentage of that revenue attributable to the terminated contract. In the event the Company terminates a contract, the risk sharing provisions of the Agreement and the Account would continue to apply with respect to the contracts that had not been terminated. In other words, irrespective of the terminating party, if a contract covered by the Agreement is terminated, the parties must then reconcile and settle all or a portion of the risk sharing balance in the Account, either at an interim settlement date or at the end of the Term. The Company also acknowledges that, under certain circumstances, the Agreement may be terminated by either party prior to the expiration of the Term. However, the Company respectfully submits that notwithstanding such a termination, DHCS would remain obligated to pay the Company an alternative minimum amount as defined in the Agreement. Accordingly, the Company believes that neither the contracts covered by the Agreement or the Agreement itself may be canceled by either party without further obligation, in accordance with ASC 944-20-05.

Following its review of the considerations above, the Company determined that it was appropriate to apply the multiple-year guidance in ASC 944-20-05 to account for the retrospective rating provision of the Agreement. The Company then referred to the guidance under ASC 944 to determine the accounting treatment for the accumulation of premium adjustments in the Account as provided for in the Agreement.

ASC 944-20-25-2 states in relevant part (emphasis added):

For a multiple-year retrospectively rated insurance contract accounted for as insurance, the insured should recognize a liability and the insurer should recognize as asset to the extent that the insured has an obligation to pay cash (or other considerations) to the insurer that would not have been required absent experience under the contract.

In assessing whether the amounts accumulated under the Account constitute an asset, the Company referred to Paragraphs 25 and 26 of Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Paragraph 25 defines assets as “…probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events” and Paragraph 26 sets forth the three essential characteristics of an asset as follows:

(a)	it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows,

(b)	a particular entity can obtain the benefit and control others’ access to it, and

(c)	the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

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With respect to (a), the Company respectfully submits that the risk sharing provisions of the Agreement clearly result in a probable future benefit as the Account results in future cash inflows to the Company upon reconciliation and settlement at the end of the Term or at an interim settlement date as applicable. Furthermore, with respect to (b), the Company directly obtains the benefit of the amounts accumulated in the Account and no other party has rights or access to such benefit. Finally, with respect to (c), the retroactive premium adjustments and final or interim settlement calculations under the Agreement are based on experience to date under contracts covered by the Agreement and therefore are based on events that have already occurred.

The Company further looked to analogous principles in ASC 944-20, formerly EITF Topic No. D-35, which states in part that amounts to be paid by a reinsurer based on contract experience to date meet the criteria for asset recognition because they are a probable future economic benefit under the control of the ceding enterprise until an event, such as a future loss, occurs that would impair its value. It further states that an increase in future coverage1 is an increase in an asset to the ceding enterprise and a liability to the assuming enterprise. Conversely, a decrease in coverage diminishes an asset for the ceding enterprise and reduces a liability for the assuming enterprise. As the changes in assets and liabilities must be recognized in the financial statements when they occur, changes in coverage are equivalent in economic effect to changes in future cash flows, because coverage is what determines those future cash flows. ASC 944-20 states in relevant part:

Par. 35-11 Changes in either the probability or amount of potential future recoveries are considered a change in coverage. EITF D-035, paragraph 31

For example, if the contract limit stayed the same, but the ceding entity could not receive any recoveries unless losses for the industry as a whole reached a certain level, coverage has been reduced. What matters is not the specific contract provisions regarding coverage, but whether the probability or amount of potential future recoveries has increased or decreased as a result of those provisions. EITF D-035, paragraph 31

As applied to the Agreement and as described above, DHCS is obligated to make payment to the Company through the Account based on experience under contracts covered by the Agreement through the date of interim or final settlement. Under this guidance, increases or decreases in amounts accumulated in the Account at each period via the retroactive premium adjustments under the Agreement (i.e., changes in cash flows), must be recognized in the financial statements in the period that they occur.

Based on the foregoing, the Company concluded that the amounts accumulated in the Account pursuant to the Agreement constitute an asset that should be recognized under the guidance set forth in ASC 944-20-25-2. The Company further concluded that this guidance required that if an interim settlement calculation of the Account at the end of each quarter reflects

[1]	ASC 944-20 defines coverage as the right to receive recoveries from a reinsurer if specified events occur. That right represents an asset.

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a premium adjustment that would be due to the Company on such date, the Company should record an asset at the end of each quarter based on the experience to date under all contracts covered by the Agreement. The Company respectfully submits that the $35.4 million in premium revenue that was recorded for the six months ended June 30, 2013 reflected the accumulated retroactive premium adjustments under the Agreement based on experience to date under contracts covered by the Agreement, and therefore satisfies the revenue recognition criteria set forth under ASC 944-20.

Revised Disclosure

The Company respectfully submits that in order to clarify the foregoing, the Company will provide in its future periodic filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, disclosure substantially in the following form (additions or revisions are underlined):

10. STATE-SPONSORED HEALTH PLANS RATE SETTLEMENT AGREEMENT

On November 2, 2012, our wholly owned subsidiaries, Health Net of California, Inc. and Health Net Community Solutions, Inc., entered into a settlement agreement (the “Agreement”) with DHCS to settle historical rate disputes with respect to our participation in the Medi-Cal program, for rate years prior to the 2011–2012 rate year. As part of the Agreement, DHCS has agreed, among other things, to (1) an extension of all of our Medi-Cal managed care contracts existing as of the date of the Agreement for an additional five years from their then existing expiration dates; (2) retroactive premium adjustments on all of our state-sponsored health care programs, including Medi-Cal, Healthy Families, SPDs, our proposed participation in the dual eligibles demonstration portion of the California Coordinated Care Initiative that is expected to begin in 2014 and any potential future Medi-Cal expansion populations (our “state-sponsored health care programs”), which will be tracked in a settlement account as discussed in more detail below; and (3) compensate us should DHCS terminate any of our state-sponsored health care programs contracts early.

Effective January 1, 2013, the settlement account (the “Account”) was established with an initial balance of zero. The balance in the Account is adjusted annually to reflect retroactive premium adjustments for each calendar year (referenced in the Agreement as a deficit or surplus). A deficit or surplus will result to the extent our actual pretax margin (as defined in the Agreement) on our state-sponsored health care programs is below or above a predetermined pretax margin target. The amount of any deficit or surplus is calculated as described in the Agreement. Cash settlement of the Account will occur on December 31, 2019, except that under certain circumstances the DHCS may extend the final settlement for up to three additional one-year periods (as may be extended, the “Term”).

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In addition, the DHCS will make an interim partial settlement payment to us if it terminates any of our state-sponsored health care programs contracts early. Upon expiration of the Term, if the Account is in a surplus position, then no monies are owed to either party. If the Account is in a deficit position, then DHCS shall pay the amount of the deficit to us. In no event, however, shall the amount paid by DHCS to us under the Agreement exceed $264 million or be less than an alternative minimum amount as defined in the Agreement.

We estimate and recognize the retroactive adjustments to premium revenue based upon experience to date under our state-sponsored health care programs contracts. As of September 30, 2013, we had calculated and recorded a deficit of $        million reflecting our estimated retroactive premium adjustment to the Account based on our actual pretax margin for the nine months ended September 30, 2013. The retroactive premium adjustment is recorded as an adjustment to premium revenue and other noncurrent assets.

*    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review the Company’s responses to the Staff’s comments, the Company would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (818) 676-6000. Written correspondence to the Company may be directed to my attention at 21650 Oxnard Street, Woodland Hills, California 91367.

Sincerely,
Health Net, Inc.

/s/ Marie Montgomery
Marie Montgomery
Senior Vice President and Corporate Controller

cc:	Christine Allen Torney, the Commission
Mary Mast, the Commission
Angelee F. Bouchard, the Company
Joseph C. Capezza, the Company